Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Oregon the "Trust") was held on May 7, 2002. The holders of shares representing
80% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				    For		Withheld

		Lacy B. Herrmann			26,250,263		292,922
		David B. Frohnmayer		26,176,224		366,961
		James A. Gardner			26,228,222		314,963
		Diana P. Herrmann			26,277,584		265,601
		Raymond H. Lung			26,250,925		292,260
		John W. Mitchell			26,277,302		265,883
		Patricia L. Moss			26,273,133		241,838
		Nancy Wilgenbusch			26,292,027		251,158

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For				Against		Abstain

		26,029,211			144,819		399,156